UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Yleana Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5323 Anita Street Dallas, TX 75206

Telephone Number:	917-765-5724

Name and Address of Agent for Service of Process:

The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

With Copies to:

Allison Fumai, Esq. Dechert LLP 1095Avenue of the Americas New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [   ]    NO [X]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 6th day of March, 2019.

Yleana Trust

/s/ Gabriel Hammond
Name: Gabriel Hammond
Title: Trustee and Chief Executive Officer

Attest:

/s/ Davendra Saxena
Name: Davendra Saxena
Title: Secretary of the Trust